                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   ORCAD, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   685568 10 7
                                 (CUSIP Number)

                              R.L. SMITH MCKEITHEN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          CADENCE DESIGN SYSTEMS, INC.
                          2655 SEELY AVENUE, BUILDING 5
                           SAN JOSE, CALIFORNIA 95134
                            TELEPHONE: (408) 943-1234

                                 WILLIAM PORTER
     SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND ASSISTANT SECRETARY
                          CDSI ACQUISITION CORPORATION
                          2655 SEELY AVENUE, BUILDING 5
                           SAN JOSE, CALIFORNIA 95134
                            TELEPHONE: (408) 943-1234
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 14, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                          Page 1 of 8
                 The Exhibit Index is on page 8.

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CUSIP No. 685568107        SCHEDULE 13D                    Page 2 of 8 Pages


-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON                      Cadence Design Systems, Inc.
      I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A                         (a)/ /
      GROUP                                                              (b)/ /
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------

4.    SOURCE OF
      FUNDS                                                              WC, BK
-------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL                                      / /
      PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
      2(d) OR 2(e)
-------------------------------------------------------------------------------

6.             CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
-------------------------------------------------------------------------------
       NUMBER OF
         SHARES           7.       SOLE VOTING POWER                  3,621,399
      BENEFICIALLY      -------------------------------------------------------
        OWNED BY          8.       SHARED VOTING POWER                N/A
          EACH          -------------------------------------------------------
       REPORTING          9.       SOLE DISPOSITIVE POWER             3,621,399
         PERSON         -------------------------------------------------------
          WITH            10.      SHARED DISPOSITIVE POWER           N/A
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     3,621,399
-------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                        / /
      (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              38.85%

-------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON                                        CO
-------------------------------------------------------------------------------






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CUSIP No. 685568107       SCHEDULE 13D                    Page 3 of 8 Pages

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON                     CDSI Acquisition Corporation
      I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A                        (a)/ /
      GROUP                                                             (b)/ /
-------------------------------------------------------------------------------

3.    SEC USE ONLY
-------------------------------------------------------------------------------

4.    SOURCE OF
      FUNDS                                                             WC, BK
-------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL                                  / /
      PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
      2(d) OR 2(e)
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware
-------------------------------------------------------------------------------
       NUMBER OF
         SHARES           7.       SOLE VOTING POWER                  3,621,399
      BENEFICIALLY       ------------------------------------------------------
        OWNED BY          8.       SHARED VOTING POWER                N/A
          EACH           ------------------------------------------------------
       REPORTING          9.       SOLE DISPOSITIVE POWER             3,621,399
         PERSON          ------------------------------------------------------
          WITH            10.      SHARED DISPOSITIVE POWER           N/A
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      3,621,399
-------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                          / /
      (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                38.85%

-------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON                                          CO
-------------------------------------------------------------------------------

                               SCHEDULE 13D                   Page 4 of 8 Pages



         ITEM 1.    SECURITY AND ISSUER.

         (a) The name and address of the issuer is OrCAD, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 9300 S.W. Nimbus Avenue, Beaverton, OR 90078.

         (b) The title and class of equity securities to which this statement relates is the common stock, $.01 par value, of the Company (the "Shares").

         The information set forth in "INTRODUCTION" of the Offer to Purchase, a copy of which is attached hereto as Exhibit A (the "Offer to Purchase"), is incorporated herein by reference. Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

         ITEM 2.    IDENTITY AND BACKGROUND.

         (a) - (c) and (f): This statement is filed by Cadence Design Systems, Inc., a Delaware corporation ("Cadence"), and CDSI Acquisition Corporation, a Delaware corporation ("Purchaser" and, together with Cadence, the "Reporting Persons").

         The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and Cadence, and the name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted) set forth in "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Cadence and Purchaser" and Schedule I ("Directors and Executive Officers of Cadence and Purchaser") of the Offer to Purchase is incorporated herein by reference.

         (d) During the last five years neither Cadence, Purchaser nor any officer or director of Cadence or Purchaser has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years neither Cadence, Purchaser nor, to Cadence's and Purchaser's knowledge, any officer or director of Cadence or Purchaser has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.



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                               SCHEDULE 13D                   Page 5 of 8 Pages

         ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in "THE TENDER OFFER--9. Source and Amount of Funds" and "THE TENDER OFFER--13. The Merger Agreement, the Stock Option Agreement and the Stockholders Agreement" in the Offer to Purchase is hereby incorporated by reference.

         In the event that Cadence exercises its rights to purchase Shares pursuant to the Stock Option Agreement, dated as of June 14, 1999, between the Company, Purchaser and Cadence, a copy of which is attached hereto as Exhibit C (the "Stock Option Agreement"), Cadence intends to use its available cash on hand, or, to the extent necessary, borrow a portion of such funds pursuant to its existing bank line of credit.

         In the event that Cadence exercises its rights to purchase Shares pursuant to the Stockholders Agreement, dated as of June 14, 1999, among the stockholders of the Company listed on Schedule I thereto, Purchaser and Cadence, a copy of which is attached hereto as Exhibit D (the "Stockholders Agreement"), Cadence intends to use its available cash on hand, or, to the extent necessary, borrow a portion of such funds pursuant to its existing bank line of credit.

         ITEM 4.     PURPOSE OF THE TRANSACTION.

         (a) - (g) and (j): The information set forth in "INTRODUCTION," "THE TENDER OFFER--11. Contacts with the Company; Background of the Offer and the Merger" and "THE TENDER OFFER--13. The Merger Agreement, the Stock Option Agreement and the Stockholders Agreement" of the Offer to Purchase is incorporated herein by reference.

         (h) and (i): The information set forth in "THE TENDER OFFER--17. Effects of the Offer on the Market for Shares; Nasdaq National Market and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

         Except as disclosed in the Offer to Purchase, the Agreement and Plan of Merger, dated as of June 14, 1999, by and among the Company, Purchaser and Cadence, a copy of which is attached hereto as Exhibit B (the "Merger Agreement"), the Stock Option Agreement and the Stockholders Agreement, neither Cadence nor Purchaser has any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedules 13D.

         ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER.

         (a) - (c): The information set forth in "INTRODUCTION," "THE TENDER OFFER--11. Contacts with the Company; Background of the Offer and the Merger" and "THE TENDER OFFER--13. The Merger Agreement, the Stock Option Agreement and the Stockholders Agreement" of the Offer to Purchase is incorporated herein by reference.

         As a result of the Reporting Persons' conditional option to purchase certain Shares pursuant to the Stock Option Agreement, Cadence may be deemed to own beneficially an aggregate of 1,863,331 Shares (representing approximately 16.66% of the Shares outstanding on June 14, 1999 after giving effect to the issuance of the Shares upon exercise of the option).

         As a result of the Reporting Persons' obtaining an irrevocable proxy with respect to certain Shares pursuant to the Stockholders Agreement and the Reporting Persons'




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                               SCHEDULE 13D                   Page 6 of 8 Pages

conditional option to purchase certain Shares pursuant to the Stockholders Agreement, the Reporting Persons may be deemed to own beneficially an aggregate of up to 1,758,068 Shares (representing approximately 18.9% of the Shares outstanding on June 14, 1999).

         (d): The information set forth in "THE TENDER OFFER--13. The Merger Agreement, the Stock Option Agreement and the Stockholders Agreement" of the Offer to Purchase is incorporated herein by reference.

         (e):  Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Cadence and Purchaser," "THE TENDER OFFER--11. Contacts with the Company; Background of the Offer and the Merger" and "THE TENDER OFFER--13. The Merger Agreement, the Stock Option Agreement and the Stockholders Agreement" of the Offer to Purchase is incorporated herein by reference.

         ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A   Offer to Purchase, dated June 18, 1999 (incorporated by
reference to Exhibit (a)(1) to Cadence's Tender Offer Statement on Schedule 14D-1, dated June 18, 1999).

         Exhibit B   Agreement and Plan of Merger, dated as of June 14, 1999,
between the Company, Purchaser and Cadence (incorporated by reference to Exhibit
(c)(1) to Cadence's Tender Offer Statement on Schedule 14D-1, dated June 18,
1999).

         Exhibit C   Stock Option Agreement, dated as of June 14, 1999, between the Company, Purchaser and Cadence (incorporated by reference to Exhibit (c)(2) to Cadence's Tender Offer Statement on Schedule 14D-1, dated June 18, 1999).

         Exhibit D   Stockholders Agreement, dated as of June 14, 1999, among
the stockholders of the Company listed on Schedule I thereto, Purchaser and Cadence (incorporated by reference to Exhibit (c)(3) to Cadence's Tender Offer Statement on Schedule 14D-1, dated June 18, 1999).

         Exhibit E   Revolving Credit Agreement, dated September 30, 1998, by
and between ABN-AMBRO Bank and Cadence (incorporated by reference to Exhibit
10.45 from Cadence's Form 10-Q for the third quarter ended October 3, 1998).

         Exhibit F   Amendment, dated October 16, 1998, to the Revolving
Credit Agreement, dated September 30, 1998, by and between ABN-AMBRO Bank and Cadence (incorporated by reference to Exhibit 10.46 from Cadence's Form 10-Q for the third quarter ended October 3, 1998).

                               SCHEDULE 13D                   Page 7 of 8 Pages

                                SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 24, 1999.

                           CADENCE DESIGN SYSTEMS, INC.


                           By: /s/ R.L. SMITH MCKEITHEN
                               ---------------------------------------------
                               R.L. Smith McKeithen, Senior Vice President,
                               General Counsel and Secretary



                           CDSI ACQUISITION CORPORATION


                           By: /s/ WILLIAM PORTER
                               ---------------------------------------------
                               William Porter, Senior Vice President, Chief
                               Financial Officer and Assistant Secretary

                              SCHEDULE 13D                   Page 8 of 8 Pages

                             EXHIBIT INDEX


EXHIBIT NO.          DOCUMENT
-----------          --------
Exhibit A            Offer to Purchase, dated June 18, 1999 (incorporated by
                     reference to Exhibit (a)(1) to Cadence's Tender Offer
                     Statement on Schedule 14D-1, dated June 18, 1999).

Exhibit B            Agreement and Plan of Merger, dated as of June 14, 1999,
                     between the Company, Purchaser and Cadence (incorporated by reference to Exhibit (c)(1) to Cadence's Tender Offer
                     Statement on Schedule 14D-1, dated June 18, 1999).

Exhibit C            Stock Option Agreement, dated as of June 14, 1999,
                     between the Company, Purchaser and Cadence (incorporated by reference to Exhibit (c)(2) to Cadence's Tender Offer
                     Statement on Schedule 14D-1, dated June 18, 1999).

Exhibit D            Stockholders Agreement, dated as of June 14, 1999, among
                     the stockholders of the Company listed on Schedule I thereto, Purchaser and Cadence (incorporated by reference to Exhibit (c)(3) to Cadence's Tender Offer Statement on
                     Schedule 14D-1, dated June 18, 1999).

Exhibit E            Revolving Credit Agreement, dated September 30, 1998, by
                     and between ABN-AMBRO Bank and Cadence (incorporated by reference to Exhibit 10.45 from Cadence's Form 10-Q for the third quarter ended October 3, 1998).

Exhibit F            Amendment, dated October 16, 1998, to the Revolving
                     Credit Agreement, dated September 30, 1998, by and between
                     ABN-AMBRO Bank and Cadence (incorporated by reference to Exhibit 10.46 from Cadence's Form 10-Q for the third quarter ended October 3, 1998).